WINDERWEEDLE, HAINES, WARD & WOODMAN, P.A.
                             390 NORTH ORANGE AVENUE
                                   SUITE 1500
                             ORLANDO, FLORIDA 32801



Please Reply To:                                     GARY D. LIPSON
Orlando                                              Direct Dial: (407) 246-6577




                                                     April 4, 2007



H. Yuna Peng, Attorney
United States Securities and
    Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Mail Stop 3561


         RE:      Last Mile Logistics Group, Inc.
                  Registration Statement on Form 10-SB
                  Filed November 7, 2006
                  File No. 000-52301


Dear Ms. Peng:

         This letter is written in response to your letter dated January 24, 2007 addressed to Regina R. Flood with regard to the Amendment No. 1 to Registration Statement on Form 10-SB (the "Amended Registration Statement") of Last Mile Logistics Group, Inc. (the "Company"). As you will see, each of the Company's responses follows the comment of the Commission staff set forth in the January 24, 2007 letter.

         To expedite your review, a marked copy of the Amendment No. 2 to Registration Statement on Form 10-SB (the "Second Amended Registration Statement") of Last Mile Logistics Group, Inc. is included with the paper copy hereof.

H. Yuna Peng,
Attorney
April 4, 2007
Page 2



         Please note that the financial statements previously included in the Amended Registration Statement have been updated in the Second Amended Registration Statement by the following:

         (a) an updated Report of Independent Registered Accounting Firm (included on page 37 of the Second Amended Registration Statement);

         (b) an audited Consolidated Balance Sheet at December 31, 2006 (included on page 38 of the Second Amended Registration Statement);

         (c) audited Consolidated Statements of Operations for the years ended December 31, 2006 and December 31, 2005 (included on page 39 of the Second Amended Registration Statement);

         (d) audited Consolidated Statements of Cash Flow for the years ended ended December 31, 2006 and December 31, 2005 (included on page 40 of the Second Amended Registration Statement);

         (e) audited Consolidated Statements of Stockholders' Deficit for the years ended December 31, 2006 and December 31, 2005 (included on page 41 of the Second Amended Registration Statement); and

         (f) updated Notes to the Financial Statements (included on pages 42 through 52 of the Second Amended Registration Statement).


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 17

         1. We note your response to our previous comment 14. Please revise to explain what you mean by the increased salaries for executive personnel and fees for outside members of the Board of Directors you refer. If you do have any outside members of the Board of Directors, please revise Item 5 accordingly.

         RESPONSE: The first paragraph under "Costs of Being Registered under the Securities Exchange Act of 1934" on the top of page 18 of the Second Amended Registration Statement has been revised.

H. Yuna Peng,
Attorney
April 4, 2007
Page 3


         2. You state that you hope the increased costs associated with becoming a registered company under the Exchange Act of 1934 will be absorbed eventually by increased revenues. Please clarify your ability now to absorb the increased costs. Please further clarity what you mean by you hope the increased costs will serve as the foundation for future growth. How will these costs help future growth?

         RESPONSE: The second paragraph under "Costs of Being Registered under the Securities Exchange Act of 1934" on the top of page 18 of the Second Amended Registration Statement has been revised.


EXECUTIVE COMPENSATION, PAGE 28

         3. Please explain supplementally to us why Item 402(b) of Regulation S-B does not apply to Brian Flood. Otherwise, please revise the table. Please provide compensation for the named executive officers for each of the registrant's last three completed fiscal years. Refer to Item 402(b) of Regulation S- B.

         RESPONSE: Two tables have been included under "Management Compensation" on page 27 of the Second Amended Registration Statement. Please note that, in the "Summary Compensation Table," two years of information have been presented as required by Item 402(b)(1) of Regulation S-B as currently in effect. We are unclear as to the reference to three years of information in the comment.


RECENT SALES OF UNREGISTERED SECURITIES, PAGE 33

         4. We reissue, in part, our previous comment 26. Please describe the transaction and the type and amount of consideration received by the company for the stock options issued to Regina and Brian Flood. See Item 701 (c) of Regulation S-B.

         RESPONSE: The first sentence under "Stock Options" on page 28, and the first sentence of the first paragraph on the top of page 35 (under "Item 4. Recent Sales of Unregistered Securities"), of the Second Amended Registration Statement have been revised.

H. Yuna Peng,
Attorney
April 4, 2007
Page 4


LAST MILE LOGISTICS

NOTES TO FINANCIAL STATEMENTS

NOTE 7 - SUBSEQUENT EVENTS, PAGE 41

         5. Refer to our previous comment 30. Please revise your disclosure throughout your filing to disclose your valuation technique and the expected amortization of compensation expense to be taken over each of the four years of vesting.

         RESPONSE: Please see Note 8 to the Notes to Financial Statements on pages 48 through 50 of the Second Amended Registration Statement.


         6. Refer to our previous comment 32. Please expand your descriptive disclosures to more fully address the material terms of the warrants, including their expiration date(s).

         RESPONSE: Please see Note 5(d) to Notes to Financial Statements on page 47, and Note 8 to Notes to Financial Statements on pages 48 through 50, of the Second Amended Registration Statement.


         7. Supplementally confirm to us and revise your disclosure to indicate (if true) that the expense associated with the warrants will be amortized to interest expense using the effective interest method. Alternatively, please advise.

         RESPONSE: The expense associated with the warrants is being amortized to interest expense. Please see Note 8 to Notes to Financial Statements on pages 48 through 50 of the Second Amended Registration Statement.


CHESAPEAKE LOGISTICS, LLC

ACCOUNTANTS' REPORT, PAGE 47

         8. As the most recent financial statements included in the filing are for accounting periods prior to the date of the acquisition, it appears that this audit report should refer to Chesapeake Logistics, LLC. In this regard, we note that the financial statements themselves have been captioned Chesapeake Logistics, LLC. Please revise or advise.

H. Yuna Peng,
Attorney
April 4, 2007
Page 5

         RESPONSE: The separate financial statements of Chesapeake Logistics, LLC are not required to be included in the Second Amended Registration Statement. As is described above, the audited consolidated financial statements of the Company have been included in the Second Amended Registration Statement. The Report of Independent Registered Accounting Firm is included on page 37 of the Second Amended Registration Statement.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - GOODWILL, PAGE 50

         9. Refer to our previous comment 34. It is unclear from your response why you believe using a multiple of revenue in a year you experienced net losses, negative operating cash flows, as well as the receipt of a "going concern" opinion is more appropriate than using discounted estimated future cash flows. We are not persuaded that the use of this technique is consistent with the objective of measuring fair value and/or that the entities you have selected have comparable operations and economic characteristics. Supplementally support this assertion or reperform your impairment assessment to use the fair value measurement techniques described in paragraph 24.

         RESPONSE: Management re-performed it impairment assessment using fair value measurement techniques. In light of this approach and the "going concern" opinion, an impairment loss of the full goodwill amount of $698,320 has been taken by the Company as of December 31, 2006. Please see the Consolidated Statements of Operations on page 39, and Note 3 to Notes to Financial Statements on page 45, of the Second Amended Registration Statement.


         10. As a related matter, supplementally explain to us why you have not performed additional impairment tests at June 30, 2006 and September 30, 2006, as both periods provided financial information indicating impairment may exist, specifically increasing net loss and increasing negative operating cash flow.

         RESPONSE: An impairment loss of the full goodwill amount of $698,320 has been taken by the Company as of December 31, 2006. Please see the Consolidated Statements of Operations on page 39, and Note 3 to Notes to Financial Statements on page 45, of the Second Amended Registration Statement.

H. Yuna Peng,
Attorney
April 4, 2007
Page 6


         11. In view of the relative significance of the goodwill balance to total assets and to members' equity, the nature and size of the account balance and its potential impact upon future operations and financial condition should be fully discussed in your risk disclosures section on page 10.

         RESPONSE: Because the Company has taken an impairment loss of the full goodwill amount of $698,320 as of December 31, 2006, management believes that such a disclosure is no longer necessary.


NOTE 4 - RELATED PARTY TRANSACTIONS, PAGE 50

         12. We note your revised disclosure indicates the note agreement was entered into in December 2006, but approximately $341,000 was outstanding under this agreement at September 30, 2006. Supplementally clarify and revise your disclosure to indicate when you began accruing interest on related party debt in your financial statements. If you did not begin accruing interest until the date the note agreement was signed, please provide us with a SAB 99 materiality assessment of what interest would have been on the related party notes under the agreement signed in December. If you determine such interest is neither qualitatively or quantitatively material, as defined by SAB 99, on both a quarterly and annual basis, please revise your disclosure related to the loans previously issued by the Floods to Chesapeake to indicate such assertion. Your disclosure should also be revised to clearly indicate that such loans did not specify terms, and were repaid on a short-term basis.

         RESPONSE: The Company commenced accruing interest on related party debt in January 2006. The interest on related part debt in 2005 was immaterial in accordance with the guidelines set forth in Staff Accounting Bulletin No. 99. Please see Note 4 to Notes to Financial Statements, second paragraph, on the bottom of page 45 of the Second Amended Registration Statement.


NOTE 8 - COMMITMENTS AND CONTINGENCIES, PAGE 52

         13. Please note that paragraph 15 of SFAS 13 requires you record rent on a straight line basis. Please revise your accounting policy and financial statements for all periods accordingly. Refer to FTB 85-3 for guidance. Should you determine that the difference in expense between your current method and the straight line method is not material, please revise your disclosure to so indicate. Materiality should be assessed using the qualitative and quantitative methods of SAB 99.

H. Yuna Peng,
Attorney
April 4, 2007
Page 7


         RESPONSE: The Company records rent on a straight line basis. Please see
    Note 10 to Notes to Financial Statements on page 50 of the Second Amended Registration Statement.


OTHER

         14. Please consider the updating requirements for the financial statement and related disclosures included in the Company's Form 10-12(b) registration statement in accordance with Item 310(g) of Regulation S-B.

         RESPONSE: As is described above, the financial statements included in the Second Amended Registration Statement have been updated.



         I trust that the foregoing addresses the concerns raised in your January 24, 2007 letter. Your prompt review of the Second Amended Registration Statement would be greatly appreciated. Should you have any questions or require any additional information, please feel free to contact me.


                                                     Sincerely,

                                                     /s/ Gary D. Lipson
                                                     ---------------------------
                                                     Gary D. Lipson





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